1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON CHICAGO HONG KONG LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

Julie M. Allen Member of the Firm Direct Dial 212.969.3155 jallen@proskauer.com

November 20, 2008

Via EDGAR, Facsimile and Federal Express

Ms. Mellissa Duru
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Wendy’s/Arby’s Group, Inc. Schedule 14D-9 filed on November 7, 2008
File No. 05-30388

Dear Ms. Duru:

             On behalf of Wendy’s/Arby’s Group, Inc. (the “Company”), this letter is in response to your comment letter dated November 18, 2008 relating to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 7, 2008 (the “Schedule 14D-9”).

             Because of the Company’s desire to provide tender offer materials to its stockholders as soon as possible, the Company is filing Amendment No. 1 to the Schedule 14D-9 (the “Schedule 14D-9/A”) substantially simultaneously with the transmittal of this letter to you. As indicated in the responses below, the Company has addressed certain comments in the Schedule 14D-9/A; however, we would be pleased to respond to any additional concerns that you may have after reviewing the filing.

             The Company’s responses to each of your comments follow. As you requested, we have set forth below each numbered comment in your comment letter and provided the Company’s response immediately following each comment. In addition, to assist your review, we are providing a copy of the Schedule 14D-9/A and a marked copy of Item 4(b) of the Schedule 14D-9, as amended by the Schedule 14D-9/A, via facsimile and overnight delivery. Attached hereto

November 20, 2008

as Annex 1 is the written acknowledgment by the Company requested in your letter. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 14D-9.

             The Company wishes to thank you for your efforts in assisting it to enhance its disclosures and the timeliness of your responses.

Item 4. The Solicitation or Recommendation, page 2

1.

We note that the board is remaining neutral with respect to the offer. As noted in Exchange Act Rule 14e-2(a), if the board is unable to take a position with respect to the offer, it should disclose the reasons why it is unable to take a position (i.e., unable to recommend or reject the offer). While your current disclosure states that the board believes the decision to tender is a personal investment decision, it does not explain why the board is unable to recommend or reject the offer. Please revise your disclosure to explain in greater detail why the board is remaining neutral. In addition, please address why the board and Trian affiliated parties negotiated, as a term of the agreement, the board’s representation and warranty to remain neutral.

As disclosed in the Schedule 14D-9, given the recent extreme volatility in the market price of the Shares and the equity markets generally, the Board determined that it should remain neutral with respect to the Offer because the decision whether or not to tender is a personal investment decision based on each individual stockholder’s particular circumstances. The Offer Price represents a premium to the current market price of the Shares, and the Offer affords those stockholders seeking liquidity an opportunity to sell their Shares at a premium. If a stockholder desires to liquidate all or a portion of its Shares, the opportunity to do so at a premium to the market price would be beneficial to that stockholder. However, a stockholder with a longer-term investment horizon who believes that the current market price does not reflect the intrinsic value of the Shares may choose to retain its Shares and not tender in the Offer, depending on, among other things, such stockholder’s risk tolerance, other investment opportunities available to such stockholder and the tax and accounting consequences to such stockholder.

Accordingly, we respectfully submit that a revision to the Schedule 14D-9 is not required to explain in greater detail why the Board is remaining neutral as the disclosure in Item 4(b) of the Schedule 14D-9 clearly sets forth the reasons for the Board’s neutral position and the factors considered.

The Company and Purchaser negotiated, as a term of the Agreement, the Company’s representation and warranty that the Board would remain neutral with respect to the Offer because Purchaser was unwilling to proceed to commence the Offer if the Board was going to recommend against the Offer. Since Purchaser was in a position to commence

November 20, 2008

the Offer prior to the Company’s obligation to file the Schedule 14D-9, Purchaser sought a representation prior to commencement that the Board would take a neutral position. The Board’s decision to remain neutral had already been made prior to the execution of the Agreement, subject to the execution of the Agreement. We respectfully submit that, in light of the foregoing, no amendment is required to the Schedule 14D-9 in this regard.

2.

While you include disclosure of the factors considered by the Audit Committee, revise to provide a more balanced overview of the factors, both positive and negative, that were considered. For example, supplement your disclosure to describe why the Audit Committee believed that a waiver of Section 203 of the Delaware General Corporate Law was necessary and/or advisable. Also, in noting the premium to the market price of the stock as compared to the November 4, 2008 closing price, revise to discuss whether the Audit Committee considered any other historical prices of the stock (i.e., the amount, expressed as a premium, of the offer price to the 30 day average closing price?) Revise also to discuss whether the Audit Committee considered the appropriateness of the price to be received as compared to historical prices in light of extreme market volatility.

The Company respectfully submits that the factors considered by the Audit Committee as disclosed in Item 4(b) of the Schedule 14D-9, as well as the manner in which such factors has been presented, does provide a balanced overview of the factors, both positive and negative, that were considered.

As disclosed in the Schedule 14D-9, as a condition to its willingness to commence the Offer, Purchaser initially requested that the Board grant a waiver under Section 203 to allow the Trian Funds and their affiliates to acquire up to 35% of the outstanding Shares through the Offer and/or subsequent purchases of Shares. Such request was subsequently reduced to 30% of the outstanding Shares, and finally to 25% of the outstanding Shares. The Company believes that the provisions contained in the Agreement, as summarized in the Schedule 14D-9, provide sufficient protection to the Company’s non-tendering stockholders such that granting the 203 Approval with respect to the Offer on the terms outlined therein, in consideration of Purchaser’s willingness to make the Offer at the Offer Price, was advisable and in the best interest of the Company and its stockholders. Accordingly, the Company has revised its disclosures as requested. See the amendment to Item 4(b) in the Schedule 14D-9/A.

As disclosed in the Schedule 14D-9, the Audit Committee considered the Offer Price and the premium it represented over the closing price of the Shares the day before the 203 Approval was given and the Agreement was entered into. In addition, the Audit Committee considered the premium the Offer Price represented with respect to: (i) the prior 10 trading days; (ii) the prior 26 trading days (since the consummation of the

November 20, 2008

Wendy’s/Triarc merger); and (iii) the prior 30 trading days, in each case, as of November 3, 2008. As disclosed in the Schedule 14D-9, the Audit Committee also considered the fact that the market price for the Shares may either exceed or fall below the Offer Price. Accordingly, the Company has revised its disclosures as requested. See the amendment to Item 4(b) in the Schedule 14D-9/A.

The Audit Committee considered the recent extreme volatility in the market in making its recommendation to the Board that it remain neutral with respect to the Offer. Because of market conditions, the Company believed that providing stockholders wishing to sell to meet their personal liquidity or investment needs an opportunity to do so at a premium in the Offer, as opposed to in the open market (which could reasonably be expected to put additional downward pressure on the stock price) would be beneficial to the Company and its stockholders. The Company respectfully submits that no further disclosure is necessary in this regard in light of the disclosures contained in Item 4(b) of the Schedule 14D-9.

3.

We note your reference to consultations with independent financial and legal advisors. Please revise to clarify the persons with whom the independent directors met. Further, notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether consideration was given to summarizing your discussions with such advisors and attaching as exhibits any written analyses or presentation materials used in issuing their advisory services to the independent members of the board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

As disclosed in Item 4(b) of the Schedule 14D-9, the Audit Committee retained Proskauer Rose LLP as its legal adviser and Wachovia as its financial adviser with respect to the Offer.

The Company does not believe that additional disclosure is warranted with respect to the analyses conducted by the Audit Committee’s legal or financial advisors. In preparing the Schedule 14D-9, consideration was given to summarizing the discussions with Wachovia. The Company concluded that such a summary is not specifically required by any line item of Schedule 14D-9 and that such summaries are not customarily included in Schedule 14D-9s for comparable transactions. The Company further concluded that such a summary would not constitute material information otherwise requiring disclosure pursuant to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A. The Company’s conclusion is based on the fact that Wachovia did not issue an opinion to the Board with respect to the fairness of the Offer Price, the Offer Price is payable in cash and the Offer Price was at a substantial premium to the Company’s current stock price. Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A require disclosure of

November 20, 2008

such additional material information, if any, as may be necessary to make the required statements in the Schedule 14D-9, in light of the circumstances under which they are made, not materially misleading. The Company believes that the information pertinent to the Board’s decision to remain neutral with respect to the Offer has been adequately disclosed and does not believe that additional disclosure is required by Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

             With respect to any matter relating to this letter, the Schedule 14D-9 or the Schedule 14D-9/A, please do not hesitate to contact me at (212) 969-3155.

Very truly yours,

/s/ Julie M. Allen
Julie M. Allen

Annex 1 to
Response to SEC Comment Letter
Dated November 20, 2008

Wendy’s/Arby’s Group, Inc. (the “Company”) acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Securities and Exchange Commission (the “Commission”);

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WENDY’S/ARBY’S GROUP, INC.

/s/ Nils H. Okeson
Nils H. Okeson
Senior Vice President and General Counsel